Exhibit 12.1

American Airlines Group Inc.
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
(In millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Income (loss) before income taxes	$1,204	$220	$1,696	$(144)
Add: Total fixed charges (per below)	475	434	979	953
Less: Interest capitalized	15	13	28	25
Total earnings before income taxes	1,664	641	2,647	784
Fixed charges:
Interest (1)	230	173	486	439
Portion of rental expense representative of the interest factor	245	261	493	514
Total fixed charges	475	434	979	953
Ratio of earnings to fixed charges	3.50	1.49	2.70	—
Coverage deficiency	$—	$—	$—	$169

(1)	The three and six months ended June 30, 2014 includes non-cash interest accretion related to outstanding Mandatorily Convertible Preferred Stock and Other Bankruptcy Settlement Obligations.